[LETTERHEAD OF STERNE AGEE]

May 7, 2014

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Meridian Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-194454)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Meridian Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m. on May 9, 2014, or as soon thereafter as may be practicable.

Very Truly Yours,

Sterne Agee & Leach, Inc.

By:	/s/ Robert Paul Hutchison
Name: Robert Paul Hutchison
Title: Managing Director